EXHIBIT 99.5

Mogo Announces Second Quarter 2019 Financial Results

Core Revenue up 41% year over year to $16.4 million

Net income in the quarter of $7.5 million, compared with a net loss of $6.1 million in the second quarter of 2018

Ended the quarter with $42 million of cash & investment portfolio

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, August 14, 2019 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), a leading finance app, today announced its financial and operational results for the three and six months ended June 30, 2019.

“Q2 was another solid quarter of execution, highlighted by a strengthening of our financial fundamentals, including 42% growth in our high-margin Subscription & Services segment, enhancements to our platform, and new features that helped drive improved results,” said David Feller, Mogo’s Founder and CEO. “Another significant strategic milestone is the development of our new partner lending capabilities. Our lending platform is now able to offer third party lenders the ability to integrate and offer loans through our platform. This new partner lending capability will enable us to not only expand our offering but scale loans to our members without the capital constraints of on-balance sheet lending.”

“Consumer lending remains one of the highest revenue and margin opportunities for fintechs globally,” said Greg Feller, President and CFO. “Our new partner lending platform enables us to begin monetizing our best-in-class digital lending platform with a recurring fee-based model with no capital requirements or credit risk and will accelerate Mogo’s transition to a more capital-light business model. We expect to announce our first partner on this platform in the near-term with additional partners to come. We also move forward with significant additional financial resources following the completion of the Difference Capital transaction in the second quarter, which now gives us approximately $40 million of cash and investments to support our continued investment in the platform, products and overall user experience.”

Q2 2019 Financial Highlights

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Core revenue (which now equals total revenue)[1] increased by 41% to $16.4 million, compared with $11.6 million in the same period in 2018. Subscription and services revenue grew to $8.2 million, a 42% increase from the comparable quarter in 2018.

•	Gross profit increased 5% to $10.4 million (63% of revenue), compared with $9.9 million (64% of revenue) in the second quarter of 2018.

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Contribution decreased by 4% year over year to $5.4 million, representing a 33% margin. The shift in contribution margin is a result of an increase in LIBOR rates relative to the prior period and Mogo’s strategic exit from short-term lending in the third quarter of 2018.

•	Adjusted EBITDA reached $1.6 million (10% of total revenue), an increase of 116% from the prior year.

•	Adjusted net loss was $5.2 million, the same as the comparable period in 2018.

•	Net income of $7.5 million, compared with a net loss of $6.1 million in the second quarter of 2018.

•	Cash flow from operations before investment in receivables was positive $1.4 million, compared with $2.2 million in the second quarter of 2018.

•	Average core revenue per member (“Core ARPM”) increased 6% over the second quarter of 2018 to $78.

•	At June 30, 2019, the Company had $42 million in combined cash and investment portfolio.

•	Total assets increased by $34.1 million over year-end 2018, driven primarily by the business combination with Difference Capital Financial Inc. (“Difference”).

•	Shareholders’ equity increased to $13.9 million at quarter end, from $(8.7) million at year end.

Q2 2019 Business Highlights

•	Active members increased 32% year over year to 865,000 at quarter end.

•	Established new channels to increase the distribution of MogoProtect identity fraud protection:

	o	Program with Trans Global Insurance that gives customers of The Brick, Canada’s largest home furnishings retailer, 120 days free access to MogoProtect.

	o	Partnership with League, a leading digital employee health benefits platform, under which MogoProtect has been added to the League member marketplace.

•	Expanded to multiple new markets, giving consumers in Saskatchewan, Yukon & Northwest Territories, and Nunavut access to Mogo’s free credit score monitoring, MogoProtect, and MogoCrypto.

•	Completed development work on the Mogo platform to enable the launch of partner lending.

•	Bitcoin trading volume increased 529% quarter over quarter, driving member engagement.

•	Completed business combination with Difference, giving Mogo access to approximately $33 million of combined cash and an investment portfolio which the Company intends to continue monetizing.

•	Completed first monetization from the investment portfolio (from the acquisition of Difference), with the sale of the Company’s interest in Wekerloo Developments Inc.

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Conference Call & Webcast

Mogo will host a conference call to discuss its Q2 2019 financial results at 5:00 p.m. EDT on August 14, 2019. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8609 or (888) 390-0605 using the conference ID 26409139. The webcast can be accessed at http://bit.ly/2M4ouZvor http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

1) Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue (total revenue excluding loan fees), adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, core ARPM, Contribution, and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the Second Quarter Ended June 30, 2019 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding Mogo’s strategic priorities and expectations for 2019. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2019 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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About Mogo

Mogo (TSX: MOGO; NASDAQ: MOGO) — a financial technology company — is a financial health app that empowers consumers with simple solutions to help them manage and control their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 865,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

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